KH 3/17

SECURI 15049998 ION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING RECEIVED MAR 10 2015 WASH. DC SECTION

SEC FILE NUMBER
8-67520

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: EMPIRE ASSET MANAGEMENT COMPANY LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2 RECTOR STREET - 15th FLOOR
(No. and Street)

NEW YORK	NY	10006
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

SCOTT P. FLYNN, CPA LEHMAN NEWMAN FLYNN VOLLARO, CPA'S PC (212) 736-2220
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

FLYNN, SCOTT PATRICK
(Name – *if individual, state last, first, middle name*)

14 PENN PLAZA - SUITE 2220	NEW YORK	NY	10122
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

KH 3/17

OATH OR AFFIRMATION

I, GREGG ZEOLI, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of EMPIRE ASSET MANAGEMENT COMPANY LLC, as of DECEMBER 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

LAUREN M BANJANY
Notary Public, State of New York
Registration #01BA62?9082
Qualified In New York County
Commission Expires March 17, 2018

Signature

CEO

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

EMPIRE ASSET MANAGEMENT COMPANY LLC

FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2014

LEHMAN NEWMAN FLYNN
VOLLARO P.C.
14 PENN PLAZA, SUITE 2220
NEW YORK, NY 10122
TEL (212) 736-2220
FAX (212) 736-8018
WWW.LNFCPA.COM

EMPIRE ASSET MANAGEMENT COMPANY LLC

FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2014

LEHMAN NEWMAN FLYNN VOLLARO P.C.
CERTIFIED PUBLIC ACCOUNTANTS

EMPIRE ASSET MANAGEMENT COMPANY LLC
FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2014

TABLE OF CONTENTS

LEHMAN NEWMAN FLYNN VOLLARO P.C.
CERTIFIED PUBLIC ACCOUNTANTS
14 PENN PLAZA
SUITE 2220
NEW YORK, NEW YORK 10122

MARTIN M. LEHMAN, CPA
BARRY NEWMAN, CPA
SCOTT P. FLYNN, CPA
LAWRENCE A. VOLLARO, CPA

TEL: (212) 736-2220
FAX: (212) 736-8018
WEB: www.LNFcpa.com
Members:
American Institute of CPA's
New York State Society of CPA's

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Managing Member of
Empire Asset Management Company LLC

We have audited the accompanying statement of financial condition of Empire Asset Management Company LLC (the "Company") as of December 31, 2014, and the related statements of income, changes in member's equity, and cash flows for the year then ended. The financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Empire Asset Management Company LLC as of December 31, 2014 and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

The supplemental information has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Lehman Newman Flynn Vollaro

February 26, 2015

EMPIRE ASSET MANAGEMENT COMPANY LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2014

ASSETS

Current assets:	
Cash and cash equivalents	$ 327,784
Investment – marketable securities at FMV	544,629
Receivables from broker – dealers and clearing organizations	541,250
Other receivables	179,694
Prepaid expenses	55,158
Total current assets	1,648,515
Furniture, fixtures and equipment (net of accumulated depreciation)	68,624
Security deposits	60,865
Total assets	$1,778,004

LIABILITIES AND MEMBERS' EQUITY

Current liabilities:	
Accounts payable	$ 64,191
Pension payable	130,000
Commissions payable	191,184
Total current liabilities	385,375
Members' equity	1,392,629
Total liabilities and members' equity	$1,778,004

The accompanying notes are an integral part of this statement.

EMPIRE ASSET MANAGEMENT COMPANY LLC
STATEMENT OF INCOME AND CHANGES IN MEMBERS' EQUITY
YEAR ENDED DECEMBER 31, 2014

Revenues:	
Commissions	$5,772,081
Investment banking	359,969
Investment income	207,107
Research and consulting	106,000
Total revenues	$6,445,157
Operating expenses:	
Employee compensation and benefits	4,560,997
Brokerage, exchange and clearance fees	611,606
Occupancy and related depreciation	396,498
Office expense and postage	169,761
Professional fees	146,215
Communications and technology	107,803
Insurance expense	65,380
Licenses, registrations and permits	61,215
Marketing and selling expense	56,508
Total operating expenses	6,175,983
Income before income taxes	269,174
Provision for income taxes	44,139
Net income	225,035
Members' equity - January 1, 2014	1,292,398
Less: Distributions	124,804
Members' equity – December 31, 2014	$1,392,629

The accompanying notes are an integral part of this statement.

EMPIRE ASSET MANAGEMENT COMPANY LLC
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2014

Cash flows from operating activities:	
Net income	$ 225,035
Adjustments to reconcile net income to net cash used by operating activities:	
Depreciation	23,961
Receivable from broker – dealers and clearing organizations	(482,279)
Other receivables	(45,250)
Prepaid expense	(6,442)
Accounts payable	23,863
Pension payable	88,000
Commissions payable	(243,198)
Net cash used in operating activities	(416,310)
Cash flows from investing activities:	
Investment – furniture and fixtures	(265)
Investment – marketable securities, net	801,071
Net cash provided by investing activities	800,806
Cash flows from financing activities:	
Distributions	(124,804)
Net cash used in financing activities	(124,804)
Net change in cash	259,692
Cash at beginning of year	68,092
Cash at end of year	$ 327,784
Supplemental disclosures of cash flow information:	
Cash paid during the year for interest	$ -0-
Cash paid during the year for taxes	$ 27,138

The accompanying notes are an integral part of this statement.

NOTE 1 – BUSINESS DESCRIPTION

The Company was formed November 2, 2006 under Section 203 of the limited liability company laws of New York State. The Company is a broker-dealer registered with the SEC and is a member of the Financial Industry Regulatory Authority (FINRA). Services provided to clients by the Company include securities brokerage and investment banking. All securities transactions are cleared through another broker (clearing broker) that settles all transactions and maintains customer accounts.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

USE OF ESTIMATES

The preparation of the financial statements, in conformity with generally accepted accounting principles, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Estimates also affect the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

INCOME TAXES

Under existing provisions of the Internal Revenue Code, the income or loss of a limited liability company is recognized by the members for income tax purposes. For New York City income tax purposes an entity level surcharge is imposed on the Company's allocable income.

REVENUE RECOGNITION

Commission revenues are recorded as income when earned and are shown gross of related brokerage, clearing and exchange fees.

Investment banking revenues arising from securities offerings in which the Company acts as an underwriter or agent are recorded when services for the transactions are substantially completed.

METHOD OF ACCOUNTING

The financial statements have been prepared on the accrual basis of accounting.

FURNTITURE FIXTURES AND EQUIPMENT

Additions to property, plant and equipment are recorded at cost. The cost of major additions and betterments are capitalized, while the cost or replacements, maintenance and repairs, that do not improve or extend the useful lives of the related assets are expensed as incurred.

Depreciation is provided principally on the straight-line method over estimated useful lives.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

FURNTITURE FIXTURES AND EQUIPMENT (continued)

We evaluate property, plant and equipment for impairment when events or changes in circumstances indicate that the carrying value of such assets may not be recoverable or the assets are being held for sale. Upon the occurrence of a triggering event, we review the asset to assess whether the estimated undiscounted cash flows expected for the use of the asset plus residual value from the ultimate disposal exceeds the carrying value of the asset. If the carrying value exceeds the estimated recoverable amounts, we write down the asset to the estimated fair value.

STATEMENT OF CASH FLOWS

For purposes of the statement of cash flows, the Company has defined cash equivalents as highly liquid cash investments with original maturities of less than three months that are not held for sale in the ordinary course of business.

CASH AND CASH EQUIVALENTS

At times during the year, the Company had cash balances in financial institutions that exceed Federal depository insurance limits. Management believes that credit risk related to these deposits is minimal.

SUBSEQUENT EVENTS

The company has evaluated subsequent events through February 26, 2015, which is the date the financial statements were available to be issued.

NOTE 3 – RECEIVABLES FROM BROKER-DEALERS AND CLEARING ORGANIZATIONS

Amounts receivable from broker-dealers and clearing organizations at December 31, 2014 consist of fees and commissions receivable at that date. The Company clears customer transactions through another broker-dealer on a fully disclosed basis. The agreement between the Company and the clearing broker requires that the Company maintain a collateral deposit of $150,000 which is included in the balance due as of December 31, 2014 of $541,250.

NOTE 4 – INVESTMENTS

The Company's Investments in marketable securities are presented at fair market value based upon quoted prices in active markets. Investment income is recognized when earned. Investments with maturities of less than one year from the balance sheet date are classified as current assets.

At December 31, 2014, investments consist of the following:

	2014
Debt securities	$513,451
Equity securities	31,178
Total securities	$544,629

NOTE 4 – INVESTMENTS - continued

In accordance with ASC 320 "Investments in Debt and Equity Securities", the Company is required to classify its investments into three broad levels: Level 1 which refers to securities traded in an active market, Level 2 which refers to securities not traded on an active market but for which observable market inputs are readily available and Level 3 which refers to securities not traded in an active market and for which no significant observable market inputs are available. As required by ASC 320, at December 31, 2014, the Company's investments are classified as follows on fair values:

Category	2014 Fair Value
Level 1	$ 544,629
Level 2	-
Level 3	-
	$ 544,629

NOTE 5 - FURNITURE, FIXTURES AND EQUIPMENT

Furniture and fixtures	$ 134,845
Office equipment	84,282
Leasehold improvements	30,927
	250,054
Less: Accumulated depreciation	181,430
Net furniture, fixtures and equipment	$ 68,624

NOTE 6 - NET CAPITAL

As a broker-dealer, the Company is subject to the Securities and Exchange Commission's regulations and operating guidelines, which require the Company to maintain a specified amount of net capital, as defined, and a ratio of aggregate indebtedness to net capital as derived, not exceeding 15 to 1. The Company's net capital as computed under Rule 15c3-1, was $986,026 at December 31, 2014, which exceeded required net capital of $100,000 by $886,026. The ratio of aggregate indebtedness to net capital at December 31, 2014 was 39%.

NOTE 7 - CONCENTRATIONS OF CREDIT RISK

The Company is engaged in various brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the credit worthiness of the counterparty and it is the Company's policy to review, as necessary, the credit standing of each counterparty.

NOTE 8 - COMMITMENTS AND CONTINGENCIES

Rent Expense and Lease Commitments

The Company conducts its operation from a leased facility. The Company is generally liable for its proportionate share of any increases in real estate taxes and operating expenses. Rent expense relative to this lease was $308,931 for the period ended December 31, 2014. The lease expires June 30, 2015.

Legal Matters

The Company is involved in various legal matters arising in the ordinary course of its business. Management is of the opinion that these matters will not have a material adverse affect on the Company's financial statements.

NOTE 9 - BROKER–DEALER REGULATION

The Company and the financial services industry in general are subject to stringent regulation by U.S. federal and state agencies, securities exchanges, and self-regulating organizations, each of which has been charged with the protection of the financial markets and the interests of those participating in those markets.

NOTE 10 – PENSION PLAN

On January 1, 2014 the company implemented a cash balance defined benefit pension plan in addition to sponsoring a 401k profit sharing plan. The plan covers substantially all of the company's employees after six months of service and contributions are determined by actuarial calculations. The pension contribution totaled $131,030 for year ended December 31, 2014.

NOTE 11 – INCOME TAXES

The Company files income tax returns in the U.S. federal jurisdiction, and state and local jurisdictions. The Company is no longer subject to U.S. federal, state and local, or non-U.S. income tax examinations by tax authorities for years before 2011.

NOTE 11 – INCOME TAXES - continued

The Company follows the provisions of uncertain tax positions as addressed in FASB Accounting Standards Codification 740-10-65-1. The Company recognized no increase in the liability for unrecognized tax benefits. The Company has no tax position at December 31, 2014 for which the ultimate deductibility is highly certain but for which there is uncertainty about the timing of such deductibility. The Company recognizes interest accrued related to unrecognized tax benefits in interest expense and penalties in operating expenses. No such interest or penalties were recognized during the periods presented. The Company had no accruals for interest and penalties at December 31, 2014.

The provision for income taxes consists of the following:

	2014
New York City Corporation Tax	$ 38,481
New York State Corporation Tax	3,225
Other Taxes	2,433
Total	$ 44,139

EMPIRE ASSET MANAGEMENT COMPANY LLC

SUPPLEMENTARY SCHEDULES

YEAR ENDED DECEMBER 31, 2014

SCHEDULE 1

EMPIRE ASSET MANAGEMENT COMPANY LLC

COMPUTATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL
PURSUANT TO RULE 15c3-1

DECEMBER 31, 2014

Total ownership equity from statement of financial condition	$1,392,629
Total non-allowable assets from statement of financial condition	364,341
Net capital before haircuts on securities positions	1,028,288
Haircuts on securities	42,262
Net capital	$ 986,026
Aggregate indebtedness:	
Total A.I. liabilities from statement of financial condition	$ 385,375
Total aggregate indebtedness	$ 385,375
Percentage of aggregate indebtedness to net capital	39%
Computation of basic net capital requirement:	
Minimum net capital required (6.67% of A.I.)	$ 25,705
Minimum dollar net capital requirement of reporting broker or dealer	$ 100,000
Net capital requirement	$ 100,000
Excess net capital	$ 886,026
Excess net capital at 1000%	$ 847,488

SCHEDULE 1 (CONTINUED)

EMPIRE ASSET MANAGEMENT COMPANY LLC

RECONCILIATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
(X-17A-5)

AT DECEMBER 31, 2014

	Focus Report- Part IIA Period ended December 31, 2014	Adjustments	Annual Financial Statements At December 31, 2014
COMPUTATION OF NET CAPITAL			
Total ownership equity from statement of financial condition	$1,392,629	$ -0-	$1,392,629
Deductions and/or charges;			
Total nonallowable assets from statement of financial condition	(364,341)		(364,341)
Haircuts on securities	(42,262)		(42,262)
Total deductions	(406,603)		(406,603)
Net capital	$ 986,026	$ -0-	$ 986,026

LEHMAN NEWMAN FLYNN VOLLARO P.C.
CERTIFIED PUBLIC ACCOUNTANTS
14 PENN PLAZA
SUITE 2220
NEW YORK, NEW YORK 10122

MARTIN M. LEHMAN, CPA
BARRY NEWMAN, CPA
SCOTT P. FLYNN, CPA
LAWRENCE A. VOLLARO, CPA

TEL: (212) 736-2220
FAX: (212) 736-8018
WEB: www.LNFcpa.com
Members:
American Institute of CPA's
New York State Society of CPA's

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Managing Member of
Empire Asset Management Company LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Empire Asset Management Company LLC (the "Company") identified the following provisions of 17 C.F.R. §15c3-3(K) under which the Company claimed an exemption from 17 C.F.R. §2403.15c3-3(2)(i) (the "exemption provisions") and (2) the Company stated that it met the identified exemption provisions for the period January 1, 2014 through December 31, 2014 without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Lehman Newman Flynn Vollaro

February 26, 2015

EMPIRE ASSET MANAGEMENT COMPANY LLC

STATEMENT OF EXEMPTION FROM SEC RULE 15c3-3

DECEMBER 31, 2014

Empire Asset Management Company LLC (the "Company"), to the best of my knowledge and belief, hereby certifies as follows:

1. The Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.
2. All customer transactions are cleared through another broker-dealer on a fully disclosed basis.
3. As a consequence, the Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission pursuant to rule 15c3-3(k)(2)(i).
4. The Company met this exemption for the period from January 1, 2014 through December 31, 2014 without exception.

Empire Asset Management Company LLC

Dated: 3.1.15

By: ____________________

Gregg Zeoli
Chief Executive Officer

LEHMAN NEWMAN FLYNN VOLLARO P.C.
CERTIFIED PUBLIC ACCOUNTANTS
14 PENN PLAZA
SUITE 2220
NEW YORK, NEW YORK 10122

MARTIN M. LEHMAN, CPA
BARRY NEWMAN, CPA
SCOTT P. FLYNN, CPA
LAWRENCE A. VOLLARO, CPA

TEL: (212) 736-2220
FAX: (212) 736-8018
WEB: www.LNFcpa.com
Members:
American Institute of CPA's
New York State Society of CPA's

Independent Accountants' Report on Applying Agreed Upon Procedures

To the Managing Member of Empire Asset Management Company LLC

In accordance with rule 17a-5(e)(4) under the Securities Exchange Act of 1934, We have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments, Transitional Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the Year Ended December 31, 2014, which were agreed to by Empire Asset Management Company LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC solely to assist you and the other specified parties in evaluating Empire Asset Management Company with the applicable instructions of Form SIPC-7. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payment in Form SIPC-7 with respective cash disbursement records, noting no differences;
2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2014, with the amounts in Form SIPC-7 for the year ended December 31, 2014 noting no differences;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;
4. Proved the arithmetical accuracy of the calculation reflected on Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be used by anyone other than these specified parties.

Lehman Newman Flynn Vollaro

February 26, 2015

EMPIRE ASSET MANAGEMENT COMPANY LLC
DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT
YEAR ENDED DECEMBER 31, 2014

SCHEDULE OF ASSESSMENT PAYMENTS

General Assessment	$14,994
Less Payments Made: (Paid July 30, 2014)	(7,840)
Total Assessment Balance or Overpayment	$ 7,154
Payment made with form SIPC-7	$ 7,154

See Accountant's Report

EMPIRE ASSET MANAGEMENT COMPANY LLC
DETERMINATION OF "SIPC NET OPERATING REVENUES"
AND GENERAL ASSESSMENT
YEAR ENDED DECEMBER 31, 2014

Total revenue	$6,806,451
Additions:	
Interest and dividend expenses (to extent of income deducted)	-0-
Total additions	$ -0-
Deductions:	
Revenues from the distribution of shares of a registered open end investment company or unit investment trust from the sale of variable annuities, the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts and from transactions in security future products	-0-
Revenues from commodity transactions	-0-
Commissions, floor brokerage and clearance paid to other SICP members in connection with securities transactions	(287,213)
Net gain from securities in investment accounts	-0-
100% of commissions and markups earned from transactions in certificates of deposit, treasury bills, bankers acceptances of commercial paper that mature nine months or less from issuance date	-0-
Other revenue not related either directly or indirectly to securities business	(56,001)
Total interest and dividend expense but not in excess of total interest and dividend income	(465,613)
Total deductions	(808,827)
SIPC NET OPERATING REVENUES	$5,997,624
GENERAL ASSESSMENT @ .0025 (minimum $150)	$ 14,994

See Accountant's Report